UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

NetSol Technologies, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

64115A402

(CUSIP Number)

Patti McGlasson, General Counsel, Corporate Secretary and Vice President of Business Affairs

16000 Ventura Blvd., Suite 770 Encino, Ca 91436

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64115A402	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Najeeb Ghauri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 823,656
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 823,656
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,656
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26% (1)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	This percentage is calculated based upon 11,345,856 shares of the Issuer’s common stock issued and outstanding on July 24, 2023, which number was provided to the Reporting Persons by the Issuer.

CUSIP No. 64115A402	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

NetSol Technologies, Inc., Common Stock.

This Schedule 13D relates to the common stock, $0.01 par value per share (the “Shares”), of NetSol Technologies, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 16000 Ventura Blvd., Suite 770, Encino, CA 91436.

Item 2. Identity and Background.

During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person files this Schedule 13D because he purchased 7500 Shares, at a price of $3.08 per Share, in the open market.

The funds used to complete the transaction were obtained from Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

Reporting Person purchased the Shares that he beneficially owns to hold as an investment. The Reporting Person currently has no plans to dispose of any Shares or to acquire additional Shares but reserves the right to dispose of or acquire additional Shares from time to time. Except as indicated above, the Reporting Persons have no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The number and percentage of Shares beneficially owned by the Reporting Persons are provided in Items 11 and 13 of each of their respective Cover Pages and are incorporated herein by reference. The percentages are calculated based upon 11,345,856 shares of the Issuer’s common stock issued and outstanding on July 24, 2023, which number was provided to the Reporting Persons by the Issuer.

(b)	The nature of the Reporting Person’s voting and dispositive power with regard to the Shares described in Item 5(a) above is reflected in Items 7 through 10 of each of their respective Cover Pages, which information is incorporated herein by reference.

(c)	The Reporting Person has not engaged in any transactions involving the Shares in the past 60 days, other than those described in Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to Be Filed as Exhibits.

N/A

CUSIP No. 64115A402	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Najeeb Ghauri
Insert Name

Director and CEO
Insert Title

July 25, 2023
Insert Date